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               [LETTERHEAD OF TRAVELERS INSURANCE APPEARS HERE]


US Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

September 18, 1995


Re: The Travelers Fund BD II for Variable Annuities (CIK # 0000941729)
Request for Withdrawal of Pre-Effective Amendment to Registration Statement on Form N-4
File No. 33-58131 (Accession No. 0000950109-95-003711)


Ladies and Gentlemen:

This letter is regarding the above-referenced filing made on September 12, 1995. This pre-effective amendment No. 1 was made to add financial information and to address the Staff's comments on the registration statement.

This filing was accepted as a live filing on September 12. However, due to a clerical error, the filing was not transmitted in its entirety--the two modules constituting the financials were inadvertently omitted.

After speaking with the Investment Management Staff, we were advised to formally withdraw our filing and submit another that includes the two modules. We therefore respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, that the September 12 filing be withdrawn. The complete N-4 EL/A will be refiled today. I understand that the resubmitted filing will have the date of September 18.

If you have any questions regarding this matter, please let me know. I can be reached at (203) 277-7389.

Sincerely,


Kathleen A. McGah


cc: A.K. George